AVALON VENTURES LTD.

VSE-AVL

02 JUN -7 AM 11:50

May 21, 2002

FILE No. 82-4427

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 - 5 St. NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

Re: Avalon Ventures Ltd. (The "Company") - Filing Requirements

Further to the above matter, enclosed please find the following documents for filing:

- BC Form 45-902F for the purchase of up to 40,000 common shares of the Company with respect to the grant of an incentive stock option to an employee of the Company;

Yours very truly,

AVALON VENTURES LTD.

02034733

Donald S. Bubar
President

:j
encl.

cc: Page Fraser & Associates

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

dw 6/18

May 16, 2002 **FILE No. 82-4427**

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 - 5 St. NW
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Avalon Ventures Ltd. (The "Company") - Filing Requirements

Further to the above matter, enclosed please find the following documents for filing:

- BC Form 45-902F for the purchase of up to 40,000 common shares of the Company with respect to the grant of an incentive stock option to an employee of the Company;

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: Page Fraser & Associates

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

    AVALON VENTURES LTD.
    111 Richmond St. West, Suite 1116
    Toronto, Ontario
    M5H 2G4
    Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

    The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

    Incentive stock option for the purchase of up to 40,000 common shares of the Issuer, exercisable at a price of $0.26 per common share until April 4, 2007.

4. Date of the distribution(s) of the security.

    April 4, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument under which the distribution(s) of the security was made.

    Section 74(2)(9)(i) of the British Columbia *Securities Act*.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Lisa Turney 334 Willard Avenue Toronto, Ontario M6S 2R2	40,000	$0.26	$10,400	Section 74(2)(9)(i) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

   N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

   N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

    N/A

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Toronto, this 5th day of April, 2002

AVALON VENTURES LTD.
Name of Issuer

Signature of authorized signatory

Donald S. Bubar, President
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903G** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97 as amended. Cheques should be made payable to the "British Columbia Securities Commission".